Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	Notes	2023	2022	2023	2022

		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(7,439)	(7,386)	(18,203)	(23,238)
Administrative expenses		(1,375)	(1,715)	(4,777)	(5,756)
Net foreign exchange gains (losses)		562	2,912	(697)	7,120

Operating loss		(8,252)	(6,189)	(23,677)	(21,874)
Finance income		152	216	617	380

Loss before tax		(8,100)	(5,973)	(23,060)	(21,494)
Income tax credit	3	1,404	1,445	3,083	4,672

Loss for the period attributable to equity holders of the Company		(6,696)	(4,528)	(19,977)	(16,822)

Basic and diluted loss per share	4	(0.13)	(0.09)	(0.38)	(0.32)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
	£	£	£	£
Loss for the period	(6,696)	(4,528)	(19,977)	(16,822)
Other comprehensive income (expense):
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	30	52	(8)	108

Other comprehensive income (expense) for the period	30	52	(8)	108

Total comprehensive loss for the period	(6,666)	(4,476)	(19,985)	(16,714)

Attributable to:
Equity holders of the Company	(6,666)	(4,476)	(19,985)	(16,714)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT

		September 30, 2023	December 31, 2022

		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	2,583	2,365
Property, plant and equipment		612	866
Deferred tax asset	3	127	103

		3,322	3,334

Current assets
Prepayments, accrued income and other receivables		3,414	3,957
Current income tax receivable	3	9,428	6,367
Other assets	6	—	2,684
Cash and cash equivalents	7	17,803	41,912

		30,645	54,920

Total assets		33,967	58,254

Equity and liabilities
Capital and reserves
Share capital and share premium	9	143,400	143,203
Other reserves		78,430	75,872
Accumulated deficit		(200,056)	(180,573)

Total equity attributable to equity holders of the Company		21,774	38,502

Non-current liabilities
Provisions	10	58	46
Lease liabilities		222	396

		280	442

Current liabilities
Trade payables		5,174	4,803
Payroll taxes and social security		165	162
Accrued expenditure		6,344	10,002
Lease liabilities		230	243
Provisions	10	—	4,100

		11,913	19,310
Total liabilities		12,193	19,752

Total equity and liabilities		33,967	58,254

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Nine Months Ended September 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders

	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2022	2,087	141,050	(339)	30,027	(17)	42,466	(149,726)	65,548
Loss for the period	—	—	—	—	—	—	(16,822)	(16,822)
Other comprehensive income for the period	—	—	—	—	108	—	—	108

Total comprehensive loss for the period	—	—	—	—	108	—	(16,822)	(16,714)
Share-based payments	—	—	—	3,900	—	—	—	3,900
Exercise of share options	1	—	—	(362)	—	—	320	(41)
Lapse of share options	—	—	—	(715)	—	—	715	—

Balance at September 30, 2022	2,088	141,050	(339)	32,850	91	42,466	(165,513)	52,693

Balance at January 1, 2023	2,095	141,108	(339)	33,701	44	42,466	(180,573)	38,502
Loss for the period	—	—	—	—	—	—	(19,977)	(19,977)
Other comprehensive expense for the period	—	—	—	—	(8)	—	—	(8)

Total comprehensive loss for the period	—	—	—	—	(8)	—	(19,977)	(19,985)
Share-based payments	—	—	—	3,073	—	—	—	3,073
Exercise of share options	2	1	—	(269)	—	—	256	(10)
Lapse of share options	—	—	—	(238)	—	—	238	—
Issue of share capital	14	210	—	—	—	—	—	224
Share issue expenses	—	(30)	—	—	—	—	—	(30)

Balance at September 30, 2023	2,111	141,289	(339)	36,267	36	42,466	(200,056)	21,774

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2023	2022

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(19,977)	(16,822)
Adjustments for:
Income tax credit	(3,083)	(4,672)
Amortization, depreciation and loss on disposal	434	676
Movement in provisions	(4,109)	—
Finance income	(617)	(380)
Interest expense on lease liabilities	23	11
Share-based payments	3,073	3,900
Net foreign exchange losses (gains)	661	(7,233)

	(23,595)	(24,520)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	531	(2,758)
Increase in trade payables	371	3,785
Decrease in payroll taxes, social security and accrued expenditure	(3,667)	(101)

Movements in working capital	(2,765)	926

Cash used in operations	(26,360)	(23,594)

Net income tax (paid) received	(2)	7,220

Net cash used in operating activities	(26,362)	(16,374)

Cash flows from investing activities
Interest received	620	368
Payments for property, plant and equipment	(4)	(12)
Payments for intangible assets	(377)	(396)
Repayment of other current assets	2,596	—

Net cash from (used in) investing activities	2,835	(40)

Cash flows from financing activities
Payments for lease liabilities	(207)	(189)
Proceeds from issue of share capital – exercise of share options	3	1
Proceeds from issue of share capital	224	—
Share issue expense	(30)	—

Net cash used in financing activities	(10)	(188)

Net decrease in cash and cash equivalents	(23,537)	(16,602)
Cash and cash equivalents at beginning of period	41,912	60,264

Effect of exchange rate changes on cash and cash equivalents	(572)	7,090

Cash and cash equivalents at end of period	17,803	50,752

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat patients with cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. From November 9, 2023 the Company transferred its listing to The Nasdaq Capital Market. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2022 have been reported on by the Company’s auditor, and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report.

2. Material accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and nine months ended September 30, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The material accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2022. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and nine months ended September 30, 2023. The financial statements comprise the financial statements of the Group at September 30, 2023. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and nine months ended September 30, 2023 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2023.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

Therefore, the Company has incurred recurring losses, has an accumulated deficit totaling £200.1 million and negative cash flows used in operating activities of £26.4 million as of and for the nine months ended September 30, 2023. The Company also had £17.8 million of cash on hand and cash equivalents at September 30, 2023.

In reviewing the going concern assessment the Company’s board of directors have considered the period to December 31, 2024. The Company plans to fund its cash flow needs through current cash on hand together with the receipt of research and development tax credits relating to the year ended December 31, 2023 from HMRC, the timing of which is outside of management’s control. In assessing the requirements necessary to continue progressing the Company’s research and development activities as currently contemplated and considering the material uncertainty regarding the timing of future cash inflows from research and development tax credits relating to the year ended December 31, 2023, there will be a requirement to seek additional capital within the going concern period to fund operations, which the Company may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources. If the Company is unable to obtain additional capital, the Company may be required to delay or reduce its research and development programs, which could adversely affect its future business prospects and its ability to continue as a going concern.

As a result of these matters, there is material uncertainty related to the ability of the Company to raise sufficient additional capital within the going concern period prior to its current liquidity being exhausted, which liquidity includes the cash inflows relating to research and development tax credits for the year ended December 31, 2023, which is outside of management’s control. These events or conditions may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements were the same as those that applied to the annual financial statements for the year ended December 31, 2022.

3. Income tax

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,396	1,404	3,266	4,619
In respect of prior period U.K.	—	35	(206)	35
In respect of current period U.S.	—	—	(1)	(1)

	1,396	1,439	3,059	4,653
Deferred tax:
In respect of current period U.S.	8	6	25	19
In respect of prior period U.S.	—	—	(1)	—

Income tax credit	1,404	1,445	3,083	4,672

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 26.97% of expenditure related to eligible research and development projects incurred on or after April 1, 2023 (33.35% prior to April 1, 2023).

	September 30, 2023	December 31, 2022

	(in thousands)
	£	£
Current income tax receivable
U.K. tax	9,426	6,366
U.S. tax	2	1

	9,428	6,367

Deferred tax asset
U.S. deferred tax asset	127	103

4. Basic and diluted loss per share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(6,696)	(4,528)	(19,977)	(16,822)

Basic and diluted weighted average number of shares	52,670	52,196	52,480	52,192

Basic and diluted loss per share	(0.13)	(0.09)	(0.38)	(0.32)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £2.6 million as of September 30, 2023 (as of December 31, 2022: £2.4 million).

During the nine months ended September 30, 2023, the Company acquired intangible assets with a cost of £0.4 million in relation to patents.

6. Other assets

	September 30, 2023	December 31, 2022

	(in thousands)
	£	£
Other assets	—	2,684

In April 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH in the German Regional Court of Dusseldorf (“RC Dusseldorf”) for patent infringement for the sale of Sovaldi as well as its combination products Harvoni, Vosevi and Epclusa in Germany. Later in 2021, the Company provided a security of €3.0 million by depositing funds with RC Dusseldorf to cover the legal costs of Gilead Sciences Ireland UC and Gilead Sciences GmbH in the event that the Company was unsuccessful in the final outcome of the patent infringement litigation in Germany.

In May 2023, the Company abandoned all proceedings in Germany and reached a settlement agreement with Gilead Sciences Ireland UC and Gilead Sciences GmbH, and as a result, the security deposit was repaid in full in July 2023.

7. Cash and cash equivalents

	September 30, 2023	December 31, 2022

	(in thousands)
	£	£
Cash and cash equivalents	17,803	41,912

Cash and cash equivalents comprise cash at banks with deposit maturity terms of three months or less. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

8. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value. Options granted under each of the six plans have a maximum life of 10 years.

As detailed in the table below, during the nine months ended September 30, 2023, 2,733,139 share options were granted under the 2020 Long-Term Incentive Plan (nine months ended September 30, 2022: 1,497,013 share options granted). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than five years, the underlying expected volatility was determined by using the average of the historical volatility of similar listed entities as a proxy. Options granted with an estimated life of five years or less, have been valued using the Company’s own historical volatility rates.

	Options granted on

	January 11, 2023	January 11, 2023	January 11, 2023
Vesting dates	January 11, 2024	January 11, 2024	January 11, 2024
	January 11, 2025	January 11, 2025	January 11, 2025
	January 11, 2026	January 11, 2026	January 11, 2026
	January 11, 2027	January 11, 2027	January 11, 2027
Volatility	97.11%	105.11%	116.33%
Dividend yield	0%	0%	0%
Risk-free investment rate	3.31%	3.34%	3.38%
Fair value of option at grant date	£0.87	£1.19	£1.19
Fair value of share at grant date	£1.23	£1.23	£1.23
Exercise price at grant date	£1.23	£0.04	£0.04
Lapse date	January 11, 2033	January 11, 2033	—
Expected option life (years)	4.5	3.5	2.5
Number of options granted	1,774,176	655,425	219,163

	June 16, 2023	June 16, 2023	July 12, 2023
Vesting dates	June 16, 2024	June 16, 2024	July 12, 2024
Volatility	121.58%	124.98%	106.61%
Dividend yield	0%	0%	0%
Risk-free investment rate	4.98%	4.99%	5.21%
Fair value of option at grant date	£0.56	£0.55	£0.42
Fair value of share at grant date	£0.59	£0.59	£0.62
Exercise price at grant date	£0.04	£0.04	£0.62
Lapse date	June 16, 2033	—	July 12, 2033
Expected option life (years)	2.0	1.0	3.0
Number of options granted	37,500	9,375	37,500

For the three months ended September 30, 2023, the Company recognized £0.9 million of share-based payment expense in the statement of operations (three months ended September 30, 2022: £1.2 million). For the nine months ended September 30, 2023, the Company has recognized £3.1 million of share-based payment expense in the statement of operations (nine months ended September 30, 2022: £3.9 million).

9. Share capital and share premium

	September 30, 2023	December 31, 2022

	(in thousands)
	£	£
Share capital	2,111	2,095
Share premium	141,289	141,108

	143,400	143,203

	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,793	52,373

	Number of shares	Share capital	Share premium

	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2022	52,373	2,095	141,108
Issue of shares on exercise of options	55	2	1
Issue of shares	365	14	180

Balance at September 30, 2023	52,793	2,111	141,289

10. Provisions

	Legal proceedings	Dilapidations	Total

	(in thousands)
	£	£	£
Balance at December 31, 2022	4,100	46	4,146
Additions	—	21	21
Reverse unused	(46)	—	(46)
Utilized	(3,801)	(9)	(3,810)
Transfer from prepayments, accrued income and other receivables	(247)	—	(247)
Effect of foreign currency exchange differences	(6)	—	(6)

Balance at September 30, 2023	—	58	58

Classified as:
Non-current	—	58	58

	—	58	58

All obligations arising from the patent infringement litigation in the U.K. and Germany, reflected within legal proceedings, have been settled as at September 30, 2023.